Centillium Communications, Inc.

Sample Treatment of

Centillium Communications, Inc. (CTLM) Stock Options and Restricted Stock Units pursuant to the Merger Agreement with

TranSwitch Corporation (TXCC)

INFORMATION REGARDING REPLACEMENT TRANSWITCH STOCK OPTIONS

Assumptions:

- 41,723,329 shares of CTLM common stock outstanding as of August 10, 2008
- An option to purchase 1,000 shares of CTLM common stock

Per share exercise price under CTLM stock option	Number of TXCC shares and exercise price per share underlying replacement TXCC option assuming a $0.70 per share TXCC closing average	Number of TXCC shares and exercise price per share underlying replacement TXCC option assuming a $1.00 per share TXCC closing average	Number of TXCC shares and exercise price per share underlying replacement TXCC option assuming a $1.25 per share TXCC closing average
$0.95	1,113 TXCC shares @ $0.85 per share	N/A*	N/A*
$1.25	1,113 TXCC shares @ $1.12 per share	959 TXCC shares @ $1.30 per share	887 TXCC shares @ $1.41 per share
$2.00	1,113 TXCC shares @ $1.80 per share	959 TXCC shares @ $2.09 per share	887 TXCC shares @ $2.25 per share
$3.00	1,113 TXCC shares @ $2.69 per share	959 TXCC shares @ $3.13 per share	887 TXCC shares @ $3.38 per share

* Option holder will receive cash and stock merger consideration, less aggregate exercise price and applicable withholdings, pursuant to the terms of the merger agreement. See Slide entitled "Information Regarding Payment for In-the-Money Options" for details.

INFORMATION REGARDING REPLACEMENT TRANSWITCH RESTRICTED STOCK UNITS (RSUs)

Assumption:

- 41,723,329 shares of CTLM common stock outstanding as of August 10, 2008

Number of CTLM shares subject to CTLM RSU	Number of TXCC shares subject to replacement TXCC RSU assuming a $0.70 per share TXCC closing average	Number of TXCC shares subject to replacement TXCC RSU assuming a $1.00 per share TXCC closing average	Number of TXCC shares subject to replacement TXCC RSU assuming a $1.25 per share TXCC closing average
1,000	1,113 TXCC shares	959 TXCC shares	887 TXCC shares
5,000	5,567 TXCC shares	4,796 TXCC shares	4,436 TXCC shares
10,000	11,135 TXCC shares	9,592 TXCC shares	8,872 TXCC shares
20,000	22,269 TXCC shares	19,184 TXCC shares	17,744 TXCC shares

INFORMATION REGARDING PAYMENT FOR IN-THE-MONEY OPTIONS

Assumptions:

- 41,723,329 shares of CTLM common stock outstanding as of August 10, 2008
- An option to purchase 1,000 shares of CTLM common stock

Per share exercise price of CTLM stock option	Number of TXCC shares and amount of cash to be received, prior to applicable tax withholdings, assuming $0.70 per share TXCC closing average*	Number of TXCC shares and amount of cash to be received, prior to applicable tax withholdings, assuming $1.00 per share TXCC closing average*	Number of TXCC shares and amount of cash to be received, prior to applicable tax withholdings, assuming $1.25 per share TXCC closing average*
$0.70	60 TXCC shares and $36.43	161 TXCC shares and $97.01	220 TXCC shares and $132.48
$0.80	N/A**	99 TXCC shares and $59.51	166 TXCC shares and $100.05
$0.95	N/A**	5 TXCC shares and $3.26	85 TXCC shares and $51.40

*The number of TXCC shares and the amount of cash shown in the table does not reflect applicable tax withholdings. The actual number of TXCC shares and cash received will be less than the amounts shown in the table.

** Option holder will receive an option to purchase TXCC common stock at an adjusted exercise price, pursuant to the terms of the merger agreement. See Slide entitled "Information Regarding Replacement TranSwitch Stock Options" for details.

SAMPLE CALCULATION REGARDING REPLACEMENT TRANSWITCH STOCK OPTIONS

Assumptions & Calculation Example:

- 41,723,329 shares of CTLM common stock outstanding as of August 10, 2008
- 25,000,000 shares of TranSwitch Common Stock Consideration per the Merger Agreement
- 15,000,000 Cash per the Merger Agreement
- Stock Merger Consideration = 25,000,000/41,723,329=0.599
- Cash Merger Consideration = 15,000,000/41,723,329=$0.36
- Assume TranSwitch closing average is $0.70
- Cash Consideration Exchange Multiple for Rollover Options = $0.36/$0.70=0.514
- Option to purchase CTLM shares = 1,000 shares
- CTLM exercise price = $0.95
- Following will be your calculation for how many TXCC shares you will receive and your new exercise price for TXCC shares:

Number of TranSwitch options to purchase shares = (Number of CTLM options to purchase shares * Stock Merger Consideration) + (Number of CTLM options to purchase shares * Cash Consideration Exchange Multiple)

$$1,113 = (1,000 * 0.599) + (1,000 * 0.514)$$

TXCC Exercise price = (CTLM options to purchase shares x CTLM exercise price)/TXCC shares

$$= (1,000 \text{ x } \$0.95)/1,113 = \$0.85$$

SAMPLE CALCULATION REGARDING REPLACEMENT TRANSWITCH RESTRICTED STOCK UNITS (RSUs)

Assumption:

- 41,723,329 shares of CTLM common stock outstanding as of August 10, 2008
- TXCC RSU exchange calculation is the same as options and there is no exercise price for the TXCC RSUs
- Below table shows the exchange TXCC RSU shares calculation:

Number of CTLM shares subject to CTLM RSU	Number of TXCC shares subject to replacement TXCC RSU assuming a $0.70 per share TXCC closing average
1,000	(1,000*0.599) + (1,000*0.514) = 1,113 TXCC RSU shares

SAMPLE CALCULATION REGARDING PAYMENT FOR IN-THE-MONEY OPTIONS

Assumptions:

- 41,723,329 shares of CTLM common stock outstanding as of August 10, 2008
- An option to purchase in the money options of 1,000 shares of CTLM common stock
- Assume TranSwitch closing average is $0.70
- Assume Centillium exercise price for in the money options is $0.70
- Per Share Merger Consideration Value = Cash Merger Consideration + (Stock Merger Consideration * TXCC assumed closing average)
  - $0.78 = $0.36 + (0.599*$0.70)
- Merger shares consideration for in the money options =
  - ((Per Share Merger Consideration Value –CTLM Exercise Price)/Per Share Merger Consideration Value)*Per Share Stock Consideration)
- Cash consideration for in the money options =
  - ((Per Share Merger Consideration Value –CTLM Exercise Price)/Per Share Merger Consideration Value)*Per Share Cash Consideration)
- Substituting the values as defined above below is the table with calculations

SAMPLE CALCULATION REGARDING PAYMENT FOR IN-THE-MONEY OPTIONS

Per share exercise price of CTLM stock option	Number of TXCC shares and amount of cash to be received, prior to applicable tax withholdings, assuming $0.70 per share TXCC closing average*
$0.70	(($0.78-$0.70)/$0.78)*0.599)*1000 = approximately 60 TXCC shares and (($0.78-$0.70)/$0.78)*0.36)*1000 = approximately $36